UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated **March 10, 2017**

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
("Sibanye Gold" or "the Company")

Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL

DEALING IN SECURITIES

Westonaria, 10 March 2017. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr NJ Froneman and Mr C Keyter have accepted Performance and Bonus Shares granted on 1 March 2017 ("the Grant Date"), in terms of the Sibanye Gold 2013 Share Plan as set out below.

The award is subject to the application of a performance condition on vesting that will range from 0 to 100%. The performance condition is 70% based on Sibanye's total return to shareholders over the 3 year vesting period compared to a peer group comprised of eight comparable South African listed mining companies and 30% based on the extent to which Sibanye's return on capital employed has exceeded the company's cost of capital. In addition, 20% of the vesting is subject to forfeiture in the event of material and significant environmental, social or governance malpractice over the vesting period at the discretion of the Remuneration Committee.

Bonus Shares are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares. Both grants were made at the 3 day VWAP prior to grant date of R27.4834.

Details of the transaction are set out below:

Name	**NJ Froneman**
Position	Chief Executive Officer
Company	Sibanye Gold Limited
No of Performance Shares granted	1 299 536
No of Bonus Shares granted	101 403
Deemed value of Bonus Shares granted	R2 786 899.21
Performance Share and Bonus Share strike price	Nil
Date of acceptance of grant	8 March 2017
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market acceptance of Performance Shares and Bonus Shares
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct and Beneficial

Name	**C Keyter**
Position	Chief Financial Officer
Company	Sibanye Gold Limited
No of Performance Shares granted	658 557
No of Bonus Shares granted	50 708
Deemed value of Bonus Shares granted	R1 393 628.25
Performance Share and Bonus Share strike price	Nil
Date of acceptance of grant	8 March 2017
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market acceptance of Performance Shares and Bonus Shares
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

ENDS

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: March 10, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer